Exhibit 99.2

May 16, 2019

Ontario Securities Commission (“Principal Regulator”)
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

Re:            Americas Silver Corporation (the “Company”)
             Report of Voting Results pursuant to Section 11.3 of
             National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Americas Silver Corporation, held on May 15, 2019 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

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Yours truly,

AMERICAS SILVER CORPORATION

“Peter McRae”

Per:            Peter J. McRae
             Sr. Vice President, Corporate Affairs &
             Chief Legal Officer

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